Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	Year Ended November 30,
	2016	2015	2014	2013	2012
Pre-tax income (loss) from continuing operations	$9.9	$(21.1)	$11.7	$26.5	$36.9
Adjustment for (income) loss from equity investees	—	—	—	—	—
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$9.9	$(21.1)	$11.7	$26.5	$36.9
Distributed income equity investees	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	—
Amortization of interest previously capitalized	—	—	—	—	—
Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$9.9	$(21.1)	$11.7	$26.5	$36.9
Fixed Charges:
Interest expense	$24.7	$28.3	$32.9	$29.6	$33.8
Interest capitalized during the period	—	—	1.0	—	—
Amortization of debt issuance costs	4.7	2.8	3.3	2.3	2.7
Imputed interest portion of rent expense	1.6	1.7	2.3	2.2	1.4
Total Fixed Charges	$31.0	$32.8	$39.5	$34.1	$37.9
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$40.9	$11.7	$51.2	$60.6	$74.8
Ratio of Earnings to Fixed Charges	1.3	.4	1.3	1.8	2.0